ENOVA
CORPORATION

NEWS RELEASE

For more information, contact:
David Kusumoto (619) 696-4289 or Doug Kline (619) 696-4866
Media Newsline: (619) 696-4292
After-hours pager: (619) 526-9555
Internet World Wide Web Page: http://www.enova.com


                   ENOVA CORPORATION REPORTS
               RECORD EARNINGS, DECLARES DIVIDENDS

     SAN DIEGO, Jan. 27, 1997 -- Enova Corporation (NYSE: ENA) reported today that for the year ending December 31, 1996, unaudited earnings per common share were $1.98, a 2.1-percent increase over 1995's earnings per common share of $1.94.
     Consolidated operating revenues for the year were $1.99 billion, up
6.6 percent from revenues of $1.87 billion in 1995. Net income from continuing operations for the year was $230.9 million, representing a 2.3-percent increase over the $225.6 million earned in 1995.
     "Last year's record earnings confirm the strong financial health of our company as we move toward a new competitive environment on January 1, 1998, the day that California ushers in a restructured electric market," said Stephen L. Baum, president and chief executive officer of Enova Corporation. "We had a strong cash flow, low-cost debt and regulatory mechanisms in place for accelerated recovery of our nuclear generating investment."
     According to Baum, the increase in 1996 earnings was due primarily to demand-side management rewards and lower operating and maintenance expenses, partially offset by a lower authorized return on equity. Demand-side management rewards are based on the company's ability to meet targets approved by the California Public Utilities Commission
(CPUC) to lower peak demand for electricity by offering energy-efficiency programs to customers. Lowering peak demand saves money for SDG&E and its customers by reducing the need to add new generation.
     The company also reported unaudited fourth-quarter earnings of $54.8 million, or 47 cents per share, a 6.0-percent decrease, compared to $58.7 million, or 50 cents per share, in the fourth quarter of 1995. Earnings per common share from continuing operations were 47 cents, a 4.4-percent increase from 45 cents for the corresponding period in 1995.
     Consolidated operating revenues for the fourth quarter were $549.0 million, compared to 1995's $468.8 million, representing a 17.1 percent increase. Consolidated operating expenses of $468.9 million were up
21.3 percent over 1995's fourth quarter expenses of $386.6 million. The increase in operating revenue and expenses reflects the accelerated recovery of the San Onofre Nuclear Power Plant investment.
     Meanwhile, Enova Corporation's board of directors today also declared a quarterly dividend of 39 cents per share on the company's common stock. The current dividend is payable April 15, 1997, for shareholders of record as of Mar. 10, 1997.
     The board of directors of San Diego Gas & Electric (SDG&E) declared dividends on its preferred and preference stock: cumulative preferred -
- $0.25 per share on the 5-percent series; $0.23 on the 4.60-percent series; $0.225 on the 4.5-percent series; and $0.22 on the 4.40-percent series; preference (cumulative) -- $0.440625 on the $1.7625 series; $0.425 on the $1.70 series; and $0.455 on the $1.82 series.
     In October 1996, Enova Corporation (NYSE: ENA) and Pacific Enterprises (NYSE: PET) jointly announced an agreement to combine their companies. Pacific Enterprises is the parent company of Southern California Gas Co., the largest natural gas distribution company in the United States.
     Enova Corporation is a leading energy management company providing electricity, gas, and value-added products and services. Enova is the parent company of SDG&E and six other U.S.-based subsidiaries: Enova Energy, Enova International, Enova Technologies, Enova Financial, Califia and Pacific Diversified Capital. SDG&E generates, purchases and distributes electricity to 1.2 million customers in San Diego and southern Orange counties. SDG&E also distributes natural gas to more than 710,000 customers in San Diego County.

                                  # # #


                                       ENOVA CORPORATION
                                          (Unaudited)


                          (In thousands except for per share amounts)


                           4th Quarter   4th Quarter     %     12 Months Ended     12 Months Ended    %
                              1996          1995      Change   December 31, 1996   December 31, 1995 Change


Operating Revenues           $549,017     $468,793     17.1       $1,993,474         $1,870,676       6.6

Operating Expenses           $468,857     $386,588     21.3       $1,658,511         $1,525,026       8.8

Net Income From Continuing
Operations                    $54,780      $52,339      4.7         $230,927           $225,646       2.3

Net Income From
Discontinued Operations          --         $6,316       --             --                 $148       --

Earnings Applicable
to Common Shares              $54,780      $58,655     (6.6)        $230,927           $225,794       2.3

Average Common
Shares Outstanding            116,587      116,545       --          116,572            116,535       --

Earnings Per Common Share
From Continuing Operations      $0.47        $0.45      4.4            $1.98              $1.94       2.1

Earnings Per Common Share
From Discontinued Operations     --          $0.05       --              --                 --        --

Earnings Per
Common Share                    $0.47        $0.50     (6.0)           $1.98              $1.94       2.1

Utility Only
Operating Revenues           $535,269     $453,641     18.0       $1,938,917         $1,814,068       6.9
